Exhibit 21.1

SUBSIDIARIES OF CONTINENTAL RESOURCES GROUP, INC.

 The following is a list of wholly-owned subsidiaries of Continental Resources Group, Inc. as of March 31, 2011:

Subsidiary	Jurisdiction of Organization
Green Energy Fields, Inc.	Nevada
CPX Uranium, Inc.	Nevada
ND ENERGY, INC.	Delaware